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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission file number 0-8251

A. Full name of the plan and the address of the plan, if different from that of the issuer named below:

COORS 401(K) SAVINGS PLAN FOR HOURLY EMPLOYEES
AT THE MEMPHIS, TENNESSEE BREWERY

311 10th Street
Golden, Colorado 80401

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MOLSON COORS BREWING COMPANY

1225 17TH Street, Suite 1875
Denver, Colorado 80202

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Coors 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery
Date: June 29, 2005	/s/ MICHAEL J. GANNON
	Name:	Michael J. Gannon Vice President, Global Treasurer

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits—December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits—For the Year Ended December 31, 2004	3
Notes to Financial Statements	4
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	9
EXHIBITS INDEX
Consent of Independent Registered Public Accounting Firm

Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

To the Molson Coors Company U.S. Pension Committee
as Trustee for the Coors 401(k) Savings Plan for Hourly
Employees at the Memphis, Tennessee Brewery
Golden, Colorado

        We have audited the accompanying statements of net assets available for benefits of Coors 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Coors 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery as of December 31, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

s/s Clifton Gunderson LLP

Denver, Colorado
May 20, 2005

COORS 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2004 and 2003

(In $ thousands)

	2004	2003
INVESTMENTS
At fair value:
Investment in mutual funds and money market funds	$4,269	$3,821
Investment in Coors stock	239	239
Participant loans	323	406

	4,831	4,466
At contract value:
Investment in Fixed Fund	6,381	6,187

Total investments	11,212	10,653
PARTICIPANT CONTRIBUTIONS RECEIVABLE	—	33

NET ASSETS AVAILABLE FOR BENEFITS	$11,212	$10,686

The accompanying notes are an integral part of these financial statements.

COORS 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2004

(In $ thousands)

ADDITIONS TO NET ASSETS
Investment income
Interest and dividends	$396
Net appreciation in fair value of investments	371

Total investment income	767
Contributions
Participants	849

Total additions to net assets	$1,616

DEDUCTIONS FROM NET ASSETS
Participant benefit payments	1,088
Management fees	2

Total deductions from net assets	1,090

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	526
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	10,686

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$11,212

The accompanying notes are an integral part of these financial statements.

COORS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1—GENERAL DESCRIPTION OF PLAN

        On February 9, 2005, Adolph Coors Company and Molson Inc. ("Molson") merged (the "Merger") and Adolph Coors Company changed its name to Molson Coors Brewing Company ("MCBC"). The Coors 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery (the "Memphis Plan" or the "Plan") was not affected by the Merger, except that the Coors stock fund is subsequently referred to as the Molson Coors stock fund and the Adolph Coors Class B common stock is subsequently referred to as the Molson Coors Class B common stock. Any reference herein to Molson Coors or MCBC includes the former Adolph Coors Company and its stock. Former Molson employees are not eligible to participate in the Plan.

        The Coors 401(k) Savings Plan for Hourly Employees at the Memphis, Tennessee Brewery was established effective September 1, 1990 and was amended and restated effective January 1, 1997, and from time to time is amended to comply with regulatory changes and for other purposes. The Memphis Plan's purpose is to encourage eligible employees of the Memphis, Tennessee brewery of the former Adolph Coors Company and subsidiaries (the "Company") to accumulate savings systematically in order to provide an additional source of income upon retirement, disability or death. Participants should refer to the Memphis Plan agreement for a more complete description of its provisions. The Memphis Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        The U.S. Pension Committee (the "Committee"), consisting of MCBC employees, is appointed by the Board of Directors of MCBC and acts as fiduciary for the Plan. In accordance with its power as fiduciary, the Committee has entered into trust and management agreements with Fidelity Management Trust Company ("Fidelity"), the Memphis Plan's trustee.

Eligibility

        This Plan covers all hourly, non-seasonal, employees at the Company's Memphis, Tennessee brewery and who are members of a collective bargaining unit represented at this brewery location by I.B.T. Local 1196.

Contributions

        Participants may contribute up to a maximum of 100% in 2004 and 50% in 2003 in whole percentages of their annual compensation, or $13,000 in 2004 and $12,000 in 2003.

Participant Accounts

        Fidelity is responsible for preparing, maintaining and allocating amounts to individual participant's accounts. Each participant account is credited with the participant's contributions and an allocation of plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

        Participants are immediately vested in their voluntary contributions and all investment earnings on these contributions that are credited to their account.

Distributions

        On termination of service, a participant may receive a lump sum amount equal to the value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.

Participant Loans

        Participants may borrow up to 50% of the total value of their accounts. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. These loans are available to active employees who are participants. Only one loan may be outstanding at any time. The interest rate is set at one percent above prime rate on the first business day of the month in which the loan is made and remains fixed throughout the term of the loan. Loans are subject to certain repayment provisions upon termination of employment, lay-off, unpaid leave of absence or disability. When participants fail to repay their loan balance in accordance with their terms, the unpaid balance is considered a distribution and may be subject to a 10% penalty tax. Participants defaulted on $53,157 and $42,075 of loans during 2004 and 2003, respectively.

Plan Expenses

        Participants pay expenses incurred to manage the Plan's assets in that they are netted against investment earnings. The employer pays all other expenses incident to the administration and recordkeeping of the Plan.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

        The Plan's financial statements are prepared on the accrual basis of accounting, and reflect management's estimates and assumptions, such as those regarding fair value, that affect the recorded amounts. Significant estimates used are discussed throughout the notes to financial statements.

Investment Valuation and Income Recognition

        The Plan's investments are comprised of the following:

        The Master Trust, which is comprised of the following investments:

  •
  A Fixed Fund, which is a benefit responsive investment option that consists of a portfolio of short-term investments. Global Wrap contracts with insurance companies and other entities ensure the benefit responsiveness of the Fixed Fund and are stated at contract value (cost plus accrued interest).

  •
  A Short Term Investment Fund ("STIF"), which is not an investment option, but is rather a portfolio of short-term investments in U.S. Government reserves in which temporarily available cash is invested. The Plan considers cash equivalents to be highly liquid investments with maturities of three months or less. The STIF investments are stated at fair value as determined by the investment manager.

  •
  Mutual funds which are stated at the respective funds' net asset value, which is determined by the investment manager based on market value.

  •
  A Money Market fund stated at market value as determined by the investment manager.

  •
  Molson Coors Stock Fund which is a "unitized" stock fund, which holds shares of MCBC Class B non-voting common stock stated at the quoted market price at the period end, and cash.

        Participant loans are stated at cost, which approximates fair value.

        The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Benefits

        Benefit payments are recorded when paid.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

        The Plan provides for various investment options in stocks and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

NOTE 3—INVESTMENTS IN MASTER TRUST

        The Plan's assets are held by Fidelity under a Master Trust Agreement, under which Fidelity executes all transactions at the direction of the Committee.

        Some of the Memphis Plan's investment assets are held in a Fixed Fund, commingled with investment assets of the Coors Savings and Investment Plan (the "S and I Plan"). Both plans participating in the Fixed Fund collectively own the assets in the Fixed Fund based upon investment percentages. Participant transaction activity and income are allocated to the applicable benefit plan based upon their relative investment percentages. All other assets of the Master Trust are participant directed.

        The total value of the Fixed Fund was $233,508,561 and $229,827,000 at December 31, 2004 and 2003, respectively. The total net investment interest income of the Fixed Fund for the years ended December 31, 2004 and 2003 was approximately $10,380,523 and $11,987,000, respectively. The Plan's interest in the Fixed Fund as a percentage of net assets of the Fixed Fund was 2.7% at December 31, 2004 and 2003.

        Included in the Fixed Fund are short-term investments and Global Wrap contracts that are reported in the financial statements at contract value because they are fully benefit-responsive. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The total fair value and contract value of the fully benefit-responsive contracts at December 31, 2004 was approximately $234,389,669 and $230,796,270, respectively, and at December 31, 2003 was approximately $234,071,000 and $225,032,000, respectively. The fair value of the benefit responsive features of the contracts at December 31, 2004 and 2003 was $0. The portfolio average yield was approximately 4.50% and 5.18%, respectively for 2004 and 2003. The portfolio crediting interest rate was approximately 4.31% and 4.90%, respectively for 2004 and 2003. The crediting interest rate is based on a formula agreed upon with the issuer and is reset quarterly, but cannot be less than zero.

        The other investment options offered to participants include fifteen mutual funds, a money market fund and the Molson Coors Stock Fund. The total dividend and interest in the Master Trust for the Mutual Fund Investments, the money market fund and for the Molson Coors Stock Fund was $16,923,000 for the year ended December 31, 2004.

NOTE 4—INVESTMENTS

        The following investments at December 31, 2004 and 2003 exceed 5% of net assets available for benefits (in $ thousands):

		Contract Value
Identity
	Description	2004	2003
Fixed Fund	Investment contracts	$6,307	$6,058
		Fair Value
Identity
	Description	2004		2003
Fidelity Growth & Income Fund	Mutual Fund		$603	$	N/A
Fidelity Magellan Fund	Mutual Fund	$	N/A		$545
Fidelity Blue Chip Growth Fund	Mutual Fund	$	N/A		$538
Fidelity Low Price Stock Fund	Mutual Fund		$704	$	N/A

        Net appreciation (depreciation) in fair value of investments is comprised of the following for the years ended December 31 (in $ thousands):

	Realized Gains (Losses)	Unrealized Gains	Net 2004
Molson Coors Stock Fund	$19	$49	$68
Mutual Funds and Money Market Fund	(4)	307	303

Total	$15	$356	$371

        The cost of investments sold or transferred is determined on a participant level by the average cost method.

NOTE 5—PLAN TERMINATION

        The company established the Plan with the intention that it continue indefinitely, but reserves the right to terminate the Plan at any time. In the event of Plan termination, any decrease or increase in net assets as determined by the trustee will be allocated to the participants based on the current investment elections. The entire amount in each participant account will be distributed with the participant's consent.

        Subsequent to December 31, 2004, MCBC announced plans to close the Memphis, Tennessee brewery. The Company's decision to terminate the Memphis Plan has not yet been made.

NOTE 6—INCOME TAXES

        The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated June 3, 2003, that the Plan and related trust are designed in accordance with applicable sections of Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Memphis Plan's administrator and tax counsel believe that the Memphis Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made in the Memphis Plan's financial statements.

NOTE 7—PARTIES-IN-INTEREST TRANSACTIONS

        Certain Memphis Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions are party-in-interest transactions under ERISA. Fees charged to the Plan investments for investment management services by Fidelity are reported as a reduction to investment return. The Company pays administration fees.

This information is an integral part of the accompanying financial statements.

COORS 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

(In $ thousands)

(a) Party- in- interest	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current Value
	Plan's Interest In Fixed Fund
	Global Wrap Contracts	Maturity 7/28/2005
	JP Morgan	4.53% interest	$57,703
	Monumental Life	4.52% interest	57,703
	Rabo Bank	4.52% interest	57,703
	UBS AG	4.52% interest	57,703

			230,812
	Other
*	Fidelity Management Company STIF	1.90% interest	2,712

	TOTAL FIXED FUND		$233,524

	Plan's Interest In Fixed Fund		$6,381

*
Party-in-interest

COORS 401(k) SAVINGS PLAN

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

(In $ thousands, except units/shares and values per share)

(a) Party- in- interest	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	Units/ Shares	Value Per Unit/ Share	(d) Cost	(e)Current Value
*	Molson Coors Brewing Company	Common Stock	3,945	$60.59	$230	$239

*	Fidelity RET Gov't Money Market	Money Market	85	1.00	85	85

	Plan's Interest in Mutual Funds
*	Fidelity Magellan	Mutual Fund	5,311	103.74	548	551
*	Fidelity Growth and Income	Mutual Fund	15,788	38.21	617	603
	Spartan U.S. Equity Index	Mutual Fund	6,071	42.86	240	260
*	Fidelity Diversified International	Mutual Fund	3,024	28.64	72	87
*	Fidelity Fund	Mutual Fund	6,245	29.88	194	187
*	Fidelity Equity Income	Mutual Fund	4,154	52.78	203	219
*	Fidelity Blue Chip Growth	Mutual Fund	10,540	41.71	469	440
*	Fidelity Low-Priced Stock	Mutual Fund	17,490	40.25	537	704
*	Fidelity Asset Manager	Mutual Fund	3,253	16.21	53	53
*	Fidelity Asset Manager: Growth	Mutual Fund	7,201	14.82	116	107
*	Fidelity Asset Manager: Income	Mutual Fund	6,256	12.67	76	79
	American New Perspective R4	Mutual Fund	11,104	27.58	242	306
	USAA International	Mutual Fund	1,712	21.85	33	37
	PIMCO Total Return	Mutual Fund	15,204	10.67	163	162
	AIM Small Company Growth Fund	Mutual Fund	30,939	12.57	420	389
					3,983	4,184

	Participant loans; interest rates ranging from 5.0% to 10.0%				323	323

	TOTAL PLAN ASSETS (HELD AT END OF YEAR)					$11,212

*
Party-in-interest

EXHIBITS INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

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SIGNATURES
TABLE OF CONTENTS
Report of Independent Registered Public Accounting Firm
COORS 401(k) SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS December 31, 2004 and 2003 (In $ thousands)
COORS 401(k) SAVINGS PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS For the Year Ended December 31, 2004 (In $ thousands)
COORS 401(k) SAVINGS PLAN NOTES TO FINANCIAL STATEMENTS December 31, 2004 and 2003
COORS 401(k) SAVINGS PLAN SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2004 (In $ thousands)
COORS 401(k) SAVINGS PLAN SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2004 (In $ thousands, except units/shares and values per share)
EXHIBITS INDEX